GENCO RESOURCES LIMITED

Audited Financial Statements

For the Year Ended December 31, 2005

Suite 550 – 999 West Hastings, Vancouver, B.C., Canada  V6C 2W2

Tel:  (604) 682-2205 Fax:  (604) 682-2235 www.gencoresources.com

GGC (TSX Venture Exchange)

 Cinnamon Jang Willoughby & Company

Chartered Accountants

A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of Genco Resources Ltd.:

We have audited the balance sheet of Genco Resources Ltd. as at December 31, 2005, 2004 and July 31, 2004 and the statements of income and deficit and cash flows for the years ended December 31, 2005 and July 31, 2004 and for the five months ended December 31, 2004.  The financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements.

We conducted our audit in accordance with the Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion the financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005, 2004 and July 31, 2004 and the results of its operations and its cash flows for the years and periods then ended in accordance with Canadian generally accepted accounting principles.

“Cinnamon Jang Willoughby & Company”

Chartered Accountants

Burnaby, Canada

April 24, 2006

Exhibit “A”

GENCO RESOURCES LTD.

Consolidated Balance Sheet

As At December 31, 2005

(Expressed in Canadian dollars)

	December 31,	December 31,	July 31,
	2005	2004	2004
	$	$	$
		(Restated)	(Restated)
Assets
Current Assets
Cash	724,757	–	27,879
Accounts receivable	1,046,426	900,107	589,868
Inventory (Note 4)	577,972	242,216	259,030
Prepaid expenses & deposits	50,584	139,810	173,294
	2,399,739	1,282,133	1,050,071

Mineral property interests (Note 5)	43,475	42,858	21,705
Investments	–	–	114,584
Other long term investment	–	5,427	–
	43,475	48,285	136,289

Capital Assets
Property, plant and equipment (Note 7)	12,462,268	10,203,998	9,784,488

Total Assets	$14,905,482	$ 11,534,416	$10,970,848

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	733,976	1,814,927	1,715,240
Value added taxes payable and other	236,245	84,733	73,402
Current portion of long-term debt (Note 9)	582,950	601,000	664,750
	1,553,114	2,500,660	2,453,392

Long-term Liabilities
Long-term debt (Note 9)	2,437,939	2,954,223	3,845,473
Asset retirement obligation (Note 10)	198,542	192,387	186,424
Investor deposits	–	–	34,745
	2,636,481	3,146,610	4,066,642

Total Liabilities	4,189,595	5,647,270	6,520,034

Shareholders’ Equity
Share capital (Note 11)	16,356,776	12,247,113	10,417,749
Deficit, per Exhibit “B”	(5,640,889)	(6,359,967)	(5,966,935)
	10,715,887	5,887,146	4,450,814
	$ 14,905,482	$ 11,534,416	$10,970,848

Approved by the Board of Directors

“Robert Gardner”	ROBERT GARDNER	“Jim McDonald”	JIM MCDONALD
SIGN (TYPED)	NAME OF DIRECTOR	SIGN (TYPED)	NAME OF DIRECTOR

Exhibit “B”

GENCO RESOURCES LTD.

Consolidated Statement of Operations and Deficit

For the Year Ended December 31, 2005

(Expressed in Canadian dollars)

	12 Months Ended	5 Months Ended	12 Months Ended
	December 31, 2005	December 31, 2004	July 31, 2004
	$	$	$
		(Restated)	(Restated)
Revenue	7,187,026	1,920,198	3,723,638
Cost of Sales	4,604,617	1,431,046	3,353,615
Gross Income	2,582,409	489,152	370,023

Operating expenses
Accounting and legal	170,700	77,665	94,258
Advertising and promotion	68,413	10,683	7,013
Amortization and accretion	32,456	11,818	32,578
Automobile	–	5,022	7,760
Consulting fees	245,627	95,277	199,130
Foreign Exchange	(197,432)	4,240	(78,622)
Insurance	21,524	15,195	8,429
Interest and bank charges	17,274	5,689	26,379
Management fees	384,000	136,000	262,000
Office and miscellaneous	77,481	63,393	49,791
Regulatory fees	19,815	13,210	34,398
Rent	63,208	27,079	35,660
Telephone	18,167	8,067	18,768
Travel	254,745	103,125	142,228
Wages and benefits	187,651	95,845	228,972
Total operating expenses	1,363,629	672,308	1,068,742

Income (loss) before other items	1,218,780	(183,156)	(698,719)

Other income (expenses)
Accretion on Long Term Debt	(137,212)	(60,638)	(161,580)
Interest and other income	–	451	1,249
Sale of property (Note 5)	–	(94,583)	255,000
Write-down of investment	–	–	(160,416)
Stock compensation expense (Note 11)	(270,262)	(55,106)	(207,470)
	(407,474)	(209,876)	(273,217)

Income (loss) before taxes	811,306	(393,032)	(971,936)
Future income taxes	92,228	-	-

Net Income (loss)	719,078	(393,032)	(971,936)
Deficit, beginning	(6,359,967)	(5,966,935)	(4,994,999)
Deficit, ending, to Exhibit “A”	(5,640,889)	(6,359,967)	(5,966,935)

Basic and diluted earnings (loss) per share	$0.03	($0.02)	($0.05)
Weighted average number of common shares outstanding - Basic	24,725,582	17,597,632	19,791,918
Weighted average number of common shares outstanding - Diluted	25,676,124	18,285,714	19,856,186

GENCO RESOURCES LTD.

Consolidated Statement Of Cash Flows

December 31, 2005

(Expressed in Canadian dollars)

	12 Months Ended	5 Months Ended	12 Months Ended
	December 31,	December 31,	July 31,
	2005	2004	2004
	$	$	$
		(Restated)	(Restated)
Cash flows from operating activities
Net income (loss) for the period	719,078	(393,032)	(971,936)
Adjustments for:
Accretion on long term debt	137,212	60,638	161,580
Amortization	526,295	110,837	180,100
Future income tax	92,228	–	–
Gain on disposal of property	–	–	(255,000)
Shares issued for services	–	–	101,600
Stock compensation expense	270,262	55,106	207,470
Write-down of investment	–	94,583	160,416
Unrealized foreign exchange gain	–	–	(327,883)
	1,745,075	(71,868)	(743,653)

Change in non-cash working capital (Note 12)	(1,376,545)	(148,923)	949,633

Cash used in (from) operations	368,530	(220,791)	205,980

Cash flows from investing activities
Increase in accounts payable for mine development activities	54,200	–	–
Decrease in long term investment	–	(5,427)	–
Deferred exploration & development	(309,936)	(439,124)	(3,883,777)
Mineral properties	(617)	–	(1,705)
Purchase of fixed assets	(2,474,629)	(87,846)	–
Other investments	5,427	–	–
	(2,725,555)	(532,397)	(3,885,482)

Cash flows from financing activities
Increase (decrease) in long-term debt	(605,000)	–	–
Investor deposits	–	(34,745)	34,745
Shares issued for cash (less costs)	3,839,400	1,126,108	2,955,807
	3,234,400	1,091,363	2,990,552

Foreign exchange translation	(152,618)	(366,054)	44,634

(Decrease) increase in cash flows	724,757	(27,879)	(644,316)

Cash - beginning of period	–	27,879	672,195

Cash – end of period	$ 724,757	$ –	$ 27,879

Supplemental disclosure with respect to cash flows (Note 13).

GENCO RESOURCES LTD.

Consolidated Statement Of Cash Flows

December 31, 2005

1.

Introduction

Genco Resources Ltd., (the “Company”) was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

On August 1, 2003 the Company acquired all of the issued and outstanding shares of La Guitarra Compania Minera S.A. de C.V. The purchase price for the acquisition was US $5,000,000 with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at Cdn $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price. Genco agreed to pay the balance of US $4,000,000 by payments of $500,000, payable in cash or shares at the Company’s option, on each of the first through eighth anniversaries of the closing date.  On September 22, 2004 the Company issued 790,427 shares valued at $0.82 Cdn for the first instalment payment to the vendor. On September 1, 2005 the Company made the second instalment payment of US $500,000 in cash.  La Guitarra Compania Minera S.A. de C.V. is a wholly owned subsidiary incorporated under the laws of Mexico.

The Company is engaged in silver and gold mining and related activities including exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns exploration projects in the United States and Canada.

During December 2004, the Company obtained approval from Canada Revenue Agency to change its fiscal year end to December 31. The purpose of the change is to align the year-ends of the Company and its operating Mexican subsidiaries.  The financial results for the 12 month year ended December 31, 2005 are compared to the financial results for the 5 month transition year ended December 31, 2004 and the 12 month year ended July 31, 2004 as a result of the change in year end.

2.

Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern and reflect the policies below.

a) Basis of Presentation

These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries, Rule Nevada Inc., La Guitarra Compania Minera, S.A. de C.V. ("La Guitarra") and Servicios para la Industria Minera, S.A. de C.V. All significant inter-company accounts and transactions have been eliminated.

The Company is in the process of exploring, developing and operating mineral properties and has yet to determine whether some of the properties contain economically recoverable reserves. The recovery of amounts shown for resource properties and related assets are dependent on the existence of economically recoverable reserves, on the ability of the Company to obtain financing to complete development, and on future profitable operations.

2.

Significant Accounting Policies (continued)

b) Share Option Plan

As of August 1, 2002, the Company adopted the standard of the CICA Handbook, Stock-Based Compensation and Other Stock-Based Payments, which has been applied respectively. All stock-based awards made to non-employees and employees are recognized and measured using the fair value based method at the date of grant. The Company uses the Black-Scholes model to estimate fair value.

c) Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on an average cost basis.  Inventory includes all direct costs of extracting the ore, direct labour and all indirect costs associated with operating the La Guitarra mine.

d) Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is provided for as follows:

Declining balance:

Computer equipment

30 - 45%

Office equipment

20%

Straight line:

Building

  5.00%

Computers

30.00%

Leasehold improvements

20.00%

Machinery and equipment

12.00%

Mine development and preparation

  4.12%

Office furniture and equipment

10.00%

Transport equipment

25.00%

Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. The costs are capitalized until such time that it has been determined that a mineral deposit is commercially recoverable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit). Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized. Capitalized costs are amortized over the life of the mineral interest once commercial mining of the mineral interest has commenced. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine.  As the Company cannot reasonably estimate mineral reserves of the mine, depletion of the mine properties is charged on a straight-line basis over the estimated useful life of the mine.

2.

Significant Accounting Policies (continued)

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs. If it is determined that the future net cash flows from an operation or development property are less than the carrying value a write down is recorded with a charge to operations.

e) Foreign Currency Translation

The Company's functional and reporting currency is the Canadian dollar. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the Canadian dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

f) Earnings (Loss) per Share

Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to redeem common shares at the prevailing market value.

g) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

h) Revenue Recognition

Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

2.

Significant Accounting Policies (continued)

i) Exploration and Development Expenditures and Mineral Properties

Significant property acquisition costs and exploration and development expenditures are capitalized. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic, abandoned, or are placed for sale.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to usual industry standards for the stage of exploration on such properties, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

j) Income Taxes

The provision for income taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

k) Provision for Reclamation and Closure

On January 1, 2003, the Company adopted the standard of the CICA handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting date. Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements.

3.

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, loans from related parties, prepaid expenses and deposits, investments and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of the financial instruments other than long term debt approximate their carrying values, unless otherwise noted.

Long term debt consists of a non-interest bearing promissory note of US $3,000,000 (December 31, 2004: US $3,500,000 and July 31, 2004: US $4,000,000).  This debt has been recorded at its fair value based on equal payments of US $500,000 over 8 years starting August 1, 2004 discounted at 5% per annum.

4.

Inventory

	December 31, 2005 $	December 31, 2004 $	July 31, 2004 $
Concentrate	71,714	46,584	25,114
Major Spares	208,284	-	-
Parts and Supplies	297,974	195,632	233,916
	$ 577,972	$ 242,216	$ 259,030

5.

Mineral Properties and Investment

	December 31, 2005 $	December 31, 2004 $	July 31, 2004 $
Transvaal property	20,000	20,000	-
Oest, Nevada	23,475	22,858	21,705
Mineral properties	$ 43,475	$ 42,858	$ 21,705

Transvaal Property - Kamloops Mining Division, BC, Canada

The Company owns nine mineral claims in the Highland Valley subject to a 1.5% net smelter returns royalty.  The Company did not expend any funds on exploration during the period ended December 31, 2005 (December 31, 2004 – Nil: July 31, 2004 – Nil).

On April 19, 2004, the Company entered into an agreement with Getty Copper Inc. ("Getty") to sell the Company's holdings in the Kamloops Mining Division, the Transvaal Property, to Getty. The Company was to receive 458,333 shares of Getty valued at $0.60 per share as compensation. During the period ended December 31, 2004 the Company elected to cancel the agreement due to Getty’s failure to deliver the shares. The Company wrote down the Transvaal property value during July 2004 to its market value of $114,583. Since the agreement was cancelled, management recorded the property at its original book value prior the cancelled agreement at $20,000.

Oest Property - Lyon County, Nevada, U.S.A.

The Company owns eight patented and six unpatented claims in the Devils Gate-Chinatown Mining District. The Company spent $617 maintaining these claims during the year ended December 31, 2005 (December 31, 2004 - $1,153: July 31, 2004 – $1,705).

As of the year end date, the Company still maintains the properties in good standing for further exploration and development or potential sale.

6.

Acquisition of La Guitarra

Pursuant to a purchase agreement dated August 1, 2003, Genco acquired 100% of the outstanding common shares of La Guitarra. The results of La Guitarra's operations have been included in the consolidated financial statements since that date. La Guitarra owns an operating mine in Mexico. The purchase price of the transaction was US $5,000,000 (Cdn $6,996,000) and $354,091 direct acquisition costs with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at Cdn $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price. Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 on each of the first through eighth anniversaries of the closing date. On September 22, 2004 the Company issued 790,427 shares valued at $0.82 Cdn for the first instalment payment to the vendor. On September 1, 2005 the Company made a payment of $605,000 Cdn (US $500,000) to satisfy the second anniversary payment obligation.  The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition in Canadian dollars.  The fair value of the net assets acquired was based on the fair value of the consideration given being $1,407,921 of common shares, $4,491,932 being the fair value of the non-interest bearing debt plus the acquisition costs of $354,091.

As at August 1, 2003:

$
Current assets	1,723,000
Property, plant and equipment	5,908,075
Total assets acquired	7,631,075
Total liabilities assumed	(1,377,131)
Net assets acquired	$ 6,253,944

7.

Property, Plant and Equipment

	Cost $	Accumulated amortization & depletion $	December 31, 2005 Net $	December 31, 2004 Net $	July 31, 2004 Net $

Automotive	126,249	58,770	67,479	45,658	50,505
Buildings	971,886	125,617	846,269	856,135	867,064
Computer equipment	47,854	30,998	16,856	16,258	21,146
Furniture and fixtures	65,611	21,631	43,980	52,826	50,804
Infrastructure and mine development	9,356,356	268,722	9,087,634	3,511,989	3,666,625
Leasehold Improvements	44,250	25,813	18,437	27,287	30,975
Mining Equipment	1,922,238	375,527	1,546,711	860,508	883,105
Mine reclamation	186,424	15,535	170,889	179,589	–
	12,720,868	922,613	11,798,255	5,550,250	5,570,224
Plant and equipment
San Raphael project	–	–	–	2,550,240	2,550,240
Exploration projects	664,013	–	664,013	2,007,544	1,568,060
Civil works project	–	–	–	95,964	95,964
	664,013	–	664,013		4,214,264
	$13,384,881	$ 922,613	$12,462,268	$10,203,998	$9,784,488

8.

Related Party Transactions

During the twelve month period ended December 31, 2005, the Company paid $316,358 in consulting and management fees to directors and officers (December 31, 2004 - $218,509: July 31, 2004 - $318,000).  Included in accounts payable at the year end is $3,222 (December 31, 2004: $84,733; July 31, 2004: $145,894) owing to Directors and officers of the Company.  During the year ended July 31, 2004 rent of $35,660 was paid to a company controlled by a Director.  No rent was paid to a related party during the 5 months ended December 31, 2004 or the year ended December 31, 2005.

All sales of concentrate are to Compania Minera Pena de Bernal, S.A. de C.V., a wholly owned subsidiary of a significant creditor and shareholder of the Company, Luismin S.A. de C.V. (“Luismin”).  The Company acquired the La Guitarra mine from Luismin in August 2003.

During the twelve month period ended December 31, 2005 Directors of the Company exercised 270,140 options at $0.75 each and paid $202,605. Two directors participated in the March 31, 2005 private placement and paid $36,560 for 45,700 units, each unit consisting of one common share and one share purchase warrant exercisable for two years.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.

Long-Term Debt

Pursuant to the acquisition of La Guitarra the Company agreed to pay US $4,000,000 (CDN $5,318,000) to the vendor to satisfy the balance of the purchase price. The debt bears no interest, is unsecured, and is repayable by instalments of US $500,000 on each of the first through eighth anniversaries of the closing date. The outstanding instalment due in August 2006 is $582,950 and is recorded as a current liability.

The debt has been discounted for financial reporting purposes to its fair value.  The rate used to discount the debt to its fair value was 5% which was based on the cost of borrowing of similar companies for the same purpose.

Total debt	$ 3,020,889
Less current portion	582,950
Long-term debt December 31, 2005	$ 2,437,939

10.

Provision for Asset Retirement Obligation

Opening balance July 31, 2003	$ Nil
Balance October 31, 2004	186,424
Accretion expense December 2004	5,963
Accretion expense December 2005	6,155
Ending balance December 31, 2005	$ 198,542

The total undiscounted amount of estimated cash flows required to settle the obligation at the end of the mines' estimated useful life of 17 years from the date of purchase is $543,810 which has been discounted using a discount rate of 6.5%.

11.

Share Capital

a) Share Capital

Authorized:

Unlimited common shares without par value

Issued and fully paid common shares:

	Number of Shares	Consideration
Balance July 31, 2003	14,558,163	$ 5,744,951
Private placement net of issuance costs	1,933,464	2,585,391
Issuance of share capital to acquire La Guitarra	1,380,315	1,407,921
Shares issued for service	100,000	101,600
Exercise of stock options	383,000	287,250
Exercise of warrants	371,660	83,166
Stock compensation expense	-	207,470
Balance July 31, 2004	18,726,602	$ 10,417,749

Private Placement	1,192,000	953,600
Issuance of shares for debt (La Guitarra acquisition)	790,427	648,150
Exercise of stock options	230,011	172,508
Stock compensation expense	-	55,106
Balance December 31, 2004	20,939,040	$ 12,247,113

Private placement	4,518,625	3,477,625
Exercise of stock options	390,640	299,181
Exercise of warrants	69,550	62,595
Stock compensation expense	-	270,262
Balance December 31, 2005	25,917,855	$ 16,356,776

On January 2, 2004 the Company completed a private placement for 593,464 units for $1.40 per unit. Each unit was comprised of one common share and one share purchase warrant exercisable to purchase an additional common share at $1.45 per share until January 2, 2005.

11.

Share Capital (continued)

On April 23, 2004 the Company completed a private placement for 764,001 units for $1.50 per unit. Each unit was comprised of one common share and one share purchase warrant exercisable to purchase an additional common share at $1.55 per share until April 23, 2006.

On September 22, 2004 the Company issued 790,427 common shares at $0.82 per share pursuant to the acquisition of La Guitarra (see Note 6).

On December 29, 2004 the Company completed a private placement for 345,000 units at $0.80 per unit. Each unit consisted of one common share, subject to four months hold period, and one share purchase warrant exercisable to purchase one common share at $0.90 for a two-year period from the date of issuance.

On April 7, 2005 the Company completed a private placement of 4,518,625 Units at $0.80 for gross proceeds of $3,614,900.  Each unit consisted of one Genco common share and one share purchase warrant exercisable for two years from the date of closing for $0.90.

b) Options

The Company has established a share purchase option plan whereby the Company's directors may from time to time grant options to directors, employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years or less. Compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 65%, an annual risk free interest rate of 3.75% and vesting over various periods from immediately to 5 years.  The fair value of the stock options was calculated using the Black-Scholes Model and calculated fair values ranged from $0.40 to $0.83 per stock option.  The Company records the options as an expense over vesting period of the option.

A summary of the Company's Options at December 31, 2005 is presented as follows:

	Options	Weighted Average Exercise Price $
Balance December 31, 2004	1,466,989	0.93
Granted	1,406,845	0.84
Exercised	(390,640)	0.77
Cancelled Or Expired	(300,000)	1.23
Balance December 31, 2005	2,183,194	$0.89

11.

Share Capital (continued)

c) Warrants

A summary of the Company's warrants at December 31, 2005 is presented as follows:

	Shares	Weighted Average Exercise Price $
Balance July 31, 2003	700,000	0.90
Granted	1,933,465	1.44
Exercised	(38,333)	1.30
Balance July 31, 2004	2,595,132	1.30
Granted	1,192,000	0.90
Balance December 31, 2004	3,787,132	1.17
Granted	4,518,625	0.90
Exercised	(69,550)	0.90
Expired	(1,831,131)	1.20
Balance December 31, 2005	6,405,076	$0.98

12.

Change in Non-cash Working Capital

	2005	Transition Year	2004
(Increase) decrease in accounts receivable	(146,319)	(310,239)	823,186
(Increase) decrease in inventory	(335,756)	16,814	(44,691)
(Increase) decrease in prepaid expense	89,226	33,484	(69,984)
Increase (decrease) in accounts payable	(1,135,208)	99,687	241,122
Increase (decrease) in other accounts payable	–	11,331	–
Increase in value added tax payable and other	151,512	–	–
Total	(1,376,545)	(148,923)	949,633

13.

Supplemental Disclosures Related To Cash Flows

	2005	Transition Year	2004
Interest paid	–	–	$10,936
Shares issued in exchange for debt (La Guitarra purchase)	–	$648,150
Promissory note issued for purchase of La Guitarra	–	–	4,491,932
Common shares issued for purchase of La Guitarra	–	–	1,407,921

14.

Income taxes

The potential benefit arising from operating losses has been recognized as a future tax asset. To the extent that these benefits may not be realized, a valuation allowance is provided to reflect the history of no income.

The Company's future tax balances are as follows:

	2005	2004
Future tax asset, beginning of year	$855,679	$819,250
Benefit of current year's operating loss carried forward	506,867	76,000
Taxable temporary differences	(439,325)	(16,531)
Benefit expired on prior year’s operating loss	(25,900)	(23,040)
Future tax asset, end of year	897,321	855,679
Valuation allowance, beginning of year	855,679	819,250
Current year’s provision	41,642	36,429
Valuation allowance, end of year Balance	897,321	855,679
Balance	$ –	$ –

The Company has accumulated non-capital losses in Canada of $3,036,874 for income tax purpose, which, may be deducted in the calculation of taxable income in future taxation years. The losses expire as follows:

2006	$ 77,105
2007	78,933
2008	86,180
2009	95,951
2010	305,000
2011	872,195
2012	1,521,510
Total	$3,036,874

The Company had non-capital losses available for tax purposes in Mexico of $4,855,491 that expire from 2006 to 2014

14.

Income taxes (continued)

The provision for (recovery of) income taxes differs from the amount that would have resulted in applying Canadian and Mexican federal and provincial statutory tax rates of 31% as follows:

	2005	2004
Earnings (loss) before income taxes	$719,078	($393,032)

Income tax expenses (recovery) at statutory rates	222,914	(121,840)
Adjustments to income taxes resulting from:
(Recognized) unrecognized benefit of non-capital losses	(130,686)	121,840

Future income taxes	$ 92,228	$ –

15.

Subsequent Event

Subsequent to the year end, the Company issued 945,432 incentive stock options to various Directors, officers, consultants and employees.  Each holder of a stock option is entitled to acquire 1 common share of the Company in exchange for 1 stock option at the exercise price of $2.00 per share.  The stock options expire on January 24, 2011.

16.

Restatement

On August 1, 2003 the Company acquired 100% of the issued and outstanding shares of La Guitarra Compania Minera, S.A. de C.V.  (“La Guitarra”), a company incorporated in Mexico whose only asset is an operating mine and concessions in the Temascaltepec Mining District of Mexico.  Total consideration for the company was US $5,000,000 comprised of the issuance of 1,380,315 common shares of the Company valued at CDN $1,407,921 and the assumption of a non-interest bearing promissory note of US $4,000,000 payable in equal payments of US $500,000 for eight years.

To account for the purchase, the Company considered the CICA Handbook Section 1581.21 and 1581.22:

“Assets acquired and liabilities assumed in a business combination should be measured initially based on the cost of the purchase to the acquirer, determined as of the date of the acquisition.”

“The cost of the purchase to the acquirer should be determined by the fair value of the consideration given or the acquirer’s share of the fair value of the net assets or equity interests acquired, which ever is more reliably measurable.”

Based on this accounting pronouncement, the Company recorded the acquisition of the La Guitarra shares at the fair value of the assets acquired as it was determined at that time that those values were more reliably measured than the fair value of the shares and the non-interest bearing debt given.  After considerable review, the Company has now determined that the fair value of the shares and the non-interest bearing debt was more reliably

16.

Restatement (continued)

measurable of the cost of the purchase as the only variable determinant was the fair value of the non-interest bearing debt and the selection of an effective interest rate.  The fair value of non-interest bearing debt is calculated as the present value of the future payments based on an effective interest rate equal to the Company’s normal cost of borrowing.  The Company has determined that its effective cost of borrowing, the interest rate that it could have paid had it incurred normal debt, would have been 5% per annum.

The Company originally recorded the cost of the acquisition at $7,366,703, which was the fair value of the net assets acquired, and was the basis of the negotiated purchase price.  Based on the fair value of the shares and the fair value of the non-interest bearing debt, the cost of the purchase should have been recorded at $6,253,944 a difference of $1,112,759.  Accordingly, the accounting for the acquisition has been revised in that the debt and the assets have been reduced by $1,112,759 and the corresponding depreciation on the assets acquired has also been reduced.

Since the debt is recorded at its fair value but must be repaid over 8 years at its face value, normal accounting rules require that the fair value of the debt be increased over time to its face value.  Accordingly, the Company has now recorded an accretion expense based on an effective rate of 5% in order to increase the fair value of the debt to its face value using the effective interest method.  The Company has also reduced the foreign exchange gain on the translation of the non-interest bearing debt as a result of reducing the debt to its fair value.

The following presents the effect on the Company’s previously issued financial statements for the years ended July 31, 2004 and December 31, 2004:

Balance sheet as at December 31, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Capital assets	11,213,053	(1,009,055)	10,203,998
Total Assets	12,543,471	(1,009,055)	11,534,416
Long-term debt	3,606,000	(651,777)	2,954,223
Total liabilities	3,798,387	(651,777)	3,146,610
Deficit	6,002,689	357,278	6,359,967

 Balance sheet as at July 31, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Capital assets	10,809,845	(1,025,357)	9,784,488
Total Assets	11,996,205	(1,025,357)	10,970,848
Long-term debt	4,653,250	(807,777)	3,845,473
Total liabilities	4,874,419	(807,777)	4,066,642
Deficit	5,749,355	217,580	5,966,935

16.

Restatement (continued)

  Statement of operations for the year ended December 31, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	1,448,782	(17,736)	1,431,046
Gross profit	471,416	17,736	489,152
Amortization	128,573	(17,736)	110,837
Foreign exchange (gain)	(92,556)	96,796	4,240
Accretion expense	-	60,638	60,638
Net Income (loss)	(253,334)	(139,698)	(393,032)

Deficit, beginning	(5,749,355)	(217,580)	(5,966,935)
Deficit, ending	(6,002,689)	(357,278)	(6,359,967)

Statement of operations for the year ended July 31, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	3,396,338	(42,723)	3,353,615
Gross profit	327,300	42,723	370,023
Amortization	222,823	(42,723)	180,100
Foreign exchange (gain)	(177,345)	98,723	(78,622)
Accretion expense	-	161,580	161,580
Net Income (loss)	(971,936)	217,580	(754,356)

Deficit, beginning	(4,994,999)	–	(4,994,999)
Deficit, ending	(5,749,355)	(217,580)	(5,966,935)

  Statement of cash flows for the year ended December 31, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Net income (loss)	(253,334)	(139,698)	(393,032)
Amortization	128,573	(17,736)	110,837
Accretion	–	60,638	60,638
Shares issued for debt	648,150	(648,150)	–
Cash flows used in operating activities	524,155	(744,946)	(220,791)
Increase (decrease) in long-term debt	(1,111,000)	1,111,000	–
Cash flows from financing activities	(19,367)	1,111,000	1,091,363
Foreign currency translation	–	(366,054)	(366,054)
Net (Decrease) Increase in Cash	(27,879)	–	(27,879)

16.

Restatement (continued)

  Statement of cash flows for the year ended July 31, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Net income (loss)	(754,356)	(217,580)	(971,936)
Amortization	222,823	(42,723)	180,100
Accretion	–	161,580	161,580
Cash flows used in operating activities	349,337	(98,723)	250,614
Purchase of capital assets	(293,111)	(3,590,666)	(3,883,777)
Propertied under development	(3,689,389)	3,689,389	–
Cash flows (used) in investing activities	(3,984,205)	98,723	(3,885,482)
Cash flows from financing activities	2,990,552	–	2,990,552
Net (Decrease) Increase in Cash	(644,316)	–	(644,316)

17.

 Economic Dependency

All sales of concentrate ore are to Compania Minera Pena de Bernal, S.A. de C.V. (“Minera Pena”), a wholly owned subsidiary of a significant creditor and shareholder of the Company, Luismin S.A. de C.V. (“Luismin”).   Included in accounts receivable as at December 31, 2005 is $725,465 (December 31, 2004: $331,047; July 31, 2004:  $201,643) owing from Minera Pena.

18.

Comparative Amounts

In addition to the restatements stated in Note 16, certain of the prior years’ comparative amounts have been reclassified to conform to the presentation adopted in the current year.